UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 23, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

On May 11, 2007, Seaspan Corporation (the “Company”) amended and restated its $1.0 billion secured loan agreement dated August 8, 2005 with, among others, Citigroup Global Markets Limited and Fortis Capital Corp. as joint arrangers, and Citigroup Global Markets Limited, Credit Suisse, DnB Nor Bank ASA, Fortis Capital Corp. and Landesbank Hessen-Thüringen as mandated lead arrangers and Fortis Capital Corp. as facility agent. The amended and restated credit agreement (the “Agreement”) is a $1.3 billion single-tranche senior secured seven year revolving credit facility (the “Facility”). The proceeds of the Facility may be used to finance vessel acquisitions, to refinance vessels already acquired by the Company and for general corporate purposes.

The Facility maturity date is May 11, 2014, except that the Company has the option to extend the Facility maturity for one additional year under certain circumstances. The Company’s obligations under the Agreement are or will be secured by, among other things, first and second priority mortgages on the 23 vessels in the Company’s initial contracted fleet as well as the four 4800 TEU vessels which the Company purchased from A.P. Møller-Mærsk A/S between October and December 2006. Also, the Facility is secured by a first-priority assignment of earnings related to the collateral vessels, including time charter revenues, and a first-priority assignment of any insurance proceeds.

Until August 11, 2012, the Company will be able to borrow up to $1.3 billion without adding additional collateral provided that the total outstanding balance remains below 70% of the market value of the 27 vessels in the initial security package. In certain circumstances and for a certain period of time, even if the Company’s loan to value ratio exceeds 70%, the Company can borrow under the Facility provided the loan to value ratio does not exceed 80% (the “Overadvance Loan”). Beginning on August 11, 2012, the maximum facility amount will be reduced by $32.5 million per quarter until May 11, 2014, when the outstanding loan balance will be due and payable. If the facility is extended for one additional year, then in addition to the previous mentioned reduction and beginning on May 11, 2014, the maximum facility amount will be reduced by $65 million per quarter until May 11, 2015, when the outstanding loan balance will be due and payable. The Company has the right, subject to certain conditions precedent, to add additional vessels to the collateral package to preserve access to the full amount of the Facility.

The Company may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. The Company is required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel where the ratio of the loan to market value of the remaining collateral vessels exceeds a certain percentage. The Agreement requires payment of interest at a rate per annum, calculated as LIBOR plus 0.7% per annum. In the case of the Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum. The Agreement requires payment of a commitment fee of 0.2625% per annum calculated on the undrawn, uncancelled portion of the Facility.

In addition to the security granted by the Company to secure the Facility, it is also subject to other customary conditions precedent before it may borrow under the Facility, including but not limited to, that no event of default is outstanding and that there has been no material adverse change in the ability of the Company to make all required payments under the Agreement. In addition, the Facility contains various covenants limiting the Company’s ability to, among other things:

•	allow liens to be placed on the collateral securing the Facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The Agreement also contains certain financial covenants including but not limited to those that require the Company to maintain:

•	a tangible net worth (as defined in the Agreement) in excess of $450,000,000;

•	total borrowings (as defined in the Agreement) at less than 65% of the total assets (as defined in the Agreement);

•	cash on hand of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a net interest coverage ratio (as defined in the Agreement) of 2.50 to 1.00; and

•	an interest and principal coverage ratio (as defined in the Agreement) greater than or equal to 1.1 to 1.0.

The Agreement contains customary events of default, including but not limited to non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

The description of the Agreement and the Facility are qualified in their entirety by reference to the Agreement itself, a form of which is incorporated by reference herein and included as Exhibit 1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 23, 2007	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer